SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2016

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

4 May 2016
Aviva plc

VOTING RESULTS OF 2016 ANNUAL GENERAL MEETING

Aviva plc announces the results of its Annual General Meeting held today. All resolutions were voted on by way of a poll and were passed.

The total number of votes received on each resolution is as follows:

	Resolution	For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
1.	To receive and consider the Company's 2015 Annual report and accounts	2,639,191,282	99.92	2,027,132	0.08	65.09%	10,683,236
2.	To approve the Directors' remuneration report in the Company's 2015 Annual report and accounts	2,555,380,060	97.07	77,086,894	2.93	64.87%	19,421,047
3.	To declare a final dividend of 14.05 pence per ordinary share	2,650,343,172	99.98	619,972	0.02	65.33%	935,732
4.	To elect Claudia Arney	2,644,394,424	99.77	6,109,025	0.23	65.32%	1,355,155
5.	To elect Andy Briggs	2,642,468,226	99.69	8,091,624	0.31	65.32%	1,373,821
6.	To elect Belén Romana García	2,642,955,452	99.72	7,499,784	0.28	65.32%	1,395,157
7.	To elect Sir Malcolm Williamson	2,599,264,473	98.07	51,214,147	1.93	65.32%	1,371,091
8.	To re-elect Glyn Barker	2,435,428,903	92.46	198,645,859	7.54	64.91%	17,824,996
9.	To re-elect Patricia Cross	2,641,748,565	99.67	8,861,967	0.33	65.32%	1,290,179
10.	To re-elect Michael Hawker AM	2,644,401,820	99.77	6,175,474	0.23	65.32%	1,319,852
11.	To re-elect Michael Mire	2,644,157,800	99.76	6,416,653	0.24	65.32%	1,327,466
12.	To re-elect Sir Adrian Montague CBE	2,636,957,774	99.50	13,378,466	0.50	65.31%	1,566,967
13.	To re-elect Bob Stein	2,644,332,637	99.76	6,258,482	0.24	65.32%	1,312,427
14.	To re-elect Thomas D. Stoddard	2,633,174,246	99.34	17,416,840	0.66	65.32%	1,308,360
15.	To re-elect Scott Wheway	2,644,179,883	99.76	6,390,271	0.24	65.32%	1,328,251
16.	To re-elect Mark Wilson	2,644,536,879	99.77	6,094,996	0.23	65.32%	1,261,853
17.	To re-appoint PricewaterhouseCoopers LLP as Auditor of the Company	2,585,762,433	98.32	44,290,729	1.68	64.81%	17,541,936
18.	To authorise the Audit Committee to determine the Auditor's remuneration	2,613,338,086	99.36	16,900,829	0.64	64.82%	17,354,529
19.	To authorise the Company and its subsidiaries to make political donations and incur political expenditure	2,523,241,574	96.86	81,920,884	3.14	64.20%	42,379,825
20.	To authorise the directors of the Company to allot ordinary shares	2,554,794,315	96.66	88,252,285	3.34	65.13%	4,543,215
21.	Disapplication of pre-emption sights on allotment of ordinary shares*	2,441,026,797	92.67	192,951,190	7.33	64.91%	17,908,062
22.	To authorise the Company to purchase its own ordinary shares*	2,619,312,272	98.82	31,255,010	1.18	65.32%	1,287,657
23.	To authorise the Company to purchase 8 3/4% preference shares*	2,648,783,697	99.94	1,662,358	0.06	65.32%	1,443,011
24.	To authorise the Company to purchase 8 3/8% preference shares*	2,648,791,548	99.94	1,658,886	0.06	65.32%	1,437,744
25.	To authorise the Company to call general meetings other than the Annual General Meeting on not less than 14 clear days' notice*	2,389,241,078	90.90	239,305,929	9.10	64.78%	19,041,251
26.	To authorise the directors to allot ordinary shares in respect of Solvency II Tier 1 Instruments	2,500,756,349	94.99	131,767,920	5.01	64.88%	19,358,723
27.	Disapplication of pre-emption rights on allotment of ordinary shares in respect of Solvency II Tier 1 instruments*	2,464,757,801	93.63	167,698,213	6.37	64.87%	19,427,041

Notes:
*Special resolution

A vote withheld is not a vote in law and is not counted in the calculation of the votes for or against a resolution.

On 29 April 2016, there were 4,057,805,285 Aviva plc ordinary shares in issue. Ordinary shareholders are entitled to one vote per share held.

In accordance with UK Listing Rule 9.6.2R copies of all the resolutions passed other than resolutions concerning ordinary business have been submitted to the UK Listing Authority via the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do.

A copy of the poll results for the Annual General Meeting will also be available on the Aviva website at www.aviva.com/agm shortly.

The full text of each of the resolutions is set out in the Notice of Annual General Meeting which is available on the Aviva website at www.aviva.com/agm.

2016 Financial Calendar
Half Year Preliminary Results Announcement                                                     4 August 2016

Enquiries:

Kirstine Cooper, Group General Counsel and Company Secretary +44 (0)20 7662 6646

Media
Nigel Prideaux                                                                                       +44 (0)20 7662 0215
Andrew Reid                                                                                         +44 (0)20 7662 3131
Sarah Swailes                                                                                        +44 (0)20 7662 6700

Analysts
Chris Esson                                                                                           +44 (0)20 7662 8115
David Elliot                                                                                            +44 (0)20 7662 8048

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 04 May, 2016
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary